EXHIBIT (a)(1)(I)

5711 S 86TH CIR • PO BOX 27347 • Omaha NE 68127-0347 Executive Office: (402) 596-8900 • Fax (402) 592-4006 Internet: www.infoUSA.com FOR IMMEDIATE RELEASE MARCH 8, 2005 infoUSA INC.

CONTACT:
VIN GUPTA — CHAIRMAN & CHIEF EXECUTIVE OFFICER
Phone: (402) 596-8900 · Fax: (402) 339-0265
E-Mail: vin.gupta@infousa.com
RAJ DAS — CHIEF FINANCIAL OFFICER
Phone: (402) 593-4517 · Fax: (402) 339-0265
E-Mail: raj.das@infousa.com
LAUREL GUPTA — DIRECTOR, INVESTOR RELATIONS
Phone: (402) 593-4535 · Fax: (402) 339-0265
E-Mail: laurel.gupta@infousa.com

infoUSA RESPONDS TO DIGITAL IMPACT’S COMMENTS

REGARDING infoUSA’s $2.00 PER SHARE CASH TENDER OFFER

OMAHA, NE — March 8, 2005 — infoUSA Inc. (Nasdaq:IUSA) today issued the following statement in response to Digital Impact, Inc.’s (Nasdaq:DIGI) announcement that the Digital Impact board has recommended that its stockholders reject infoUSA’s cash tender offer to acquire all of Digital Impact’s outstanding common stock:

“infoUSA believes that the Digital Impact board is not seriously committed to realizing stockholder value as demonstrated by their continuing refusal to engage in discussions regarding our proposal, especially since we have stated that we stand ready to meet with Digital Impact to discuss all aspects of our offer with them,” said Vin Gupta, Chairman and Chief Executive Officer of infoUSA. “We were also extremely disappointed to learn that the Digital Impact board has adopted a “poison pill” stockholder rights plan and added severance benefits for certain of its employees that we consider to be excessive. Each of these steps only has the effect of further entrenching the company’s management in their current positions and further disenfranchising the Digital Impact stockholder base, the true owners of the company. It is difficult for us to imagine how these actions could be viewed as being in the best interests of the Digital Impact stockholders. Company management appears to be lining its own pockets at the expense of the company’s stockholders.”

Mr. Gupta added: “We continue to believe that a negotiated agreement is in the best interests of the Digital Impact stockholders. In its statement regarding our cash offer, the Digital Impact board states its belief that continued execution of the company’s business plan would lead to the creation of value in excess of our offer price. To be blunt, we beg to differ. The online marketing space remains very fragmented, plagued by low operating margins. For Digital

Impact, the only path to long-term financial success will be to combine its operations with a company like infoUSA in order to achieve a viable critical mass and create a combined company that would be in a position to leverage a unified technology platform to drive incremental cross-selling opportunities and greater operating margins. A standalone model for Digital Impact at this point is doomed to continued mediocrity due to intense competitive pressure and excessive costs involved in staying public for a small company the size of Digital Impact.”

infoUSA urges Digital Impact stockholders to send a message to their board and management that they want to receive maximum value now for their Digital Impact investment, and that the board should meet with infoUSA to discuss, rather than ignore, a compelling outcome that this combination offers.

As previously announced, the $2.00 per share tender offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Wednesday, March 23, 2005, unless extended.

The complete terms and conditions of the offer are set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, D.F. King & Co., Inc. at (800) 628-8536.

About infoUSA

infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

This news release contains forward-looking statements relating to infoUSA’s expressed interest in acquiring Digital Impact, Inc. Specific forward-looking statements relate to infoUSA’s expectations regarding the potential benefits of such transaction, including (i) the operating margins to be generated by the combined company, (ii) the possible products to be offered to Digital Impact’s customers following consummation of the proposed transaction, and (iii) the projected effect on long-term value to be achieved by the consummation of the proposed transaction. These forward-looking statements are based on infoUSA’s current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond infoUSA’s control. The statements made in this release are contingent upon the completion of the proposed transaction discussed above. infoUSA cautions investors that this announcement is made pursuant to full disclosure requirements and that infoUSA can give no assurance that the transaction will be completed. Other factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) infoUSA’s ability to obtain necessary shares through the tender offer from Digital Impact’s stockholders; (ii) infoUSA’s ability to receive all necessary approvals, including any necessary governmental or regulatory approvals; (iii) changes to infoUSA’s strategy and business plan, including its plans regarding use of capital; (iv) recent changes in the senior management of infoUSA; (v) the ability to successfully integrate recent and future acquisitions; (vi) fluctuations in operating results; (vii) failure to successfully carry out the company’s Internet strategy or to grow its Internet revenue; (viii) the effects of leverage on the company and its financial position; (ix) changes in technology and increased competition; and (x) other factors as described in infoUSA’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Factors That May Affect Operating Results” in infoUSA’s annual report on Form 10-K for the fiscal year ended December 31, 2003.

Important Information Regarding the Tender Offer

DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, has commenced a tender offer for all the outstanding shares of Common Stock of Digital Impact (and related preferred stock purchase rights, when distributed) at $2.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, March 23, 2005. DII Acquisition Corp. expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice to the Depositary and by making a public announcement of the extension.

If the offer is extended, DII Acquisition Corp. will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the next business day following the date the offer was scheduled to expire.

Investors and security holders are urged to read the disclosure documents that have been filed with the Securities and Exchange Commission, including the tender offer statement, and that will be filed with the Securities and Exchange Commission, regarding the proposed infoUSA/Digital Impact transaction referenced in the foregoing information, because they contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by infoUSA with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by infoUSA or DII Acquisition Corp. may be obtained free of charge from infoUSA by directing a request to infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127, Attention: Chief Financial Officer.